Via Facsimile and U.S. Mail
Mail Stop 6010

December 19, 2007

Mr. K. Thomas Bailey
Chief Financial Officer
Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, BC
Canada V6A, 1B6

Re: **Angiotech Pharmaceuticals, Inc.**
        Form 40-F for the Fiscal Year Ended December 31, 2006
        Filed March 30, 2007
        File No. 000-30334

Dear Mr. Bailey:

        We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F – December 31, 2006

Exhibit 2

2. Summary of Significant Accounting Policies, page 49
(o) Stock-based compensation, page 51

1. Please revise to clarify how you use historic forfeiture rates to determine the expected life of employee stock options.

Note 5 Business Acquisitions

2. With regard to American Medical Instruments please explain what "drug coating existing medical devices" is and why that value is included in goodwill rather than as part of the value of the developed products acquired.

Note 10. Short and long term investments, page 60

3. Your disclosure indicates that the gross unrealized loss at December 31, 2006 relates to one investment security in a biotech company which has been in a loss position for greater than 12 months. Please tell us how long the security has been in a loss position and justify why an other-than-temporary impairment was not warranted in 2006.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not

foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant